

SUMITOMO METAL INDUSTRIES, LTD.

TRITON SQUARE OFFICE TOWER Y, 8-11, HARUMI 1-CHOME, CHUO-KU, TOKYO 104-6111, JAPAN

PHONE +81-3-4416-6103
FAX +81-3-4416-6798





05007004

March 30, 2005

The United States Securities and Exchange Commission
Office of International Corporate Finance
Room 3099
Mail Stop 3-7
450 Fifth Street, Northwest
Washington, DC 20549
U.S.A.

Rule 12g3-2(b) Exemption of Sumitomo Metal Industries, Ltd.
File No. 82-3507

Dear sirs,

In connection with Sumitomo Metal Industries, Ltd.'s exemption, pursuant to Rule 12g3-2(b), from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(1)(iii), enclosed please find the following information:

1. Press Release dated February 25, 2005 (Further Enhancement of Cooperation).

Thank you very much for your assistance.

Very truly yours,

M. Shinagawa

Mamoru Shinagawa
Manager
Investor Relations Group, Public Relations & Investor Relations Department
Sumitomo Metal Industries, Ltd.

cc: The Bank of New York

March 30, 2005
Nippon Steel Corporation
Sumitomo Metal Industries, Ltd.
Kobe Steel, Ltd.

Joint Use of Iron- and Steelmaking Facilities of Sumitomo Metal Industries, Ltd. by Nippon Steel Corporation, Sumitomo Metal Industries, Ltd. and Kobe Steel, Ltd., and Further Enhancement of Cooperation

1. Background

Nippon Steel Corporation (principal place of business: Chiyoda-ku, Tokyo, President: MIMURA Akio) ("Nippon Steel"), Sumitomo Metal Industries, Ltd. (principal place of business: Chuo-ku, Osaka, President: SHIMOZUMA Hiroshi) ("Sumitomo Metals") and Kobe Steel, Ltd. (principal place of business: Chuo-ku, Kobe, President : INUBUSHI Yasuo) ("Kobe Steel") have been implementing various tie-up measures such as mutual cooperation in physical distribution, purchase of raw materials, materials and machinery and management of neighboring steelworks, and mutual supply of semi-finished and downstream products during relining of blast furnaces and in emergencies. In addition, Nippon Steel and Sumitomo Metals have undertaken joint operations in stainless steel and welding materials, and also Nippon Steel and Kobe Steel have integrated their shearing operations as well as supplied semi-finished products to Nakayama Steel Works, Ltd. All of these cooperative efforts have produced substantial benefits. Further, this April Nippon Steel and Kobe Steel will commence their supply of hot coils (approximately 500,000 tons/year) on a full scale following the restructuring of steel sheet production at Wakayama Works of Sumitomo Metals.

2. Joint Use of Sumitomo Metals' Iron- and Steelmaking Facilities

Based on the solid results of cooperative measures as mentioned above, and with the objective of securing and improving supply capabilities to meet the vigorous demand for steels at home and overseas which has been boosted by the growth in China and other Asian economies, the three companies have been conducting specific studies on the proposed joint use of the existing iron- and steelmaking facilities of Sumitomo Metals since the announcement of such a plan made in January this year.

Now, Nippon Steel and Kobe Steel have decided to make capital contributions to East Asia United Steel Corporation amounting to 10% (¥3,400 million) and 2% (¥700 million) of its capital, respectively, and as of today, have signed an agreement for the undertaking of a capital increase of East Asia United Steel. Accordingly, a shareholders' agreement will be entered into among five parties, namely, the existing three shareholders (Sumitomo Metals, China Steel Corporation, and Sumitomo Corporation) and Nippon Steel and Kobe Steel. (Attachment: the outline and capital formation of East Asia United Steel)

Premised on the above arrangement for capital contributions to East Asia United Steel, Sumitomo Metals will be facilitating the use of its semi-finished products (slabs and billets) by the above five shareholders individually so that both domestic and international demand can be met with greater efficiency. Sumitomo Metals, while making the maximum use of its existing infrastructure and facilities, will also aim at progressively restructuring its production system, including relining of its blast-furnace at Kashima Works, in order to eventually hold the capacity to supply slabs approximately 1 million tons a year to Nippon Steel and Kobe Steel.

3. Enhancement of Cooperation in Scope and Depth

In order to further enhance these cooperative programs in scope and depth, the three companies have decided to conduct studies on the possibility of mutual cooperation in such areas as R&D, intellectual property, procurement, electricity, control and systems, and environment and recycling. Some of the specific areas and subjects for these studies include:

(1) R&D:
Joint research programs and technical cooperation chiefly in fundamental research and upstream production processes (ironmaking, steelmaking, etc.) for mutual benefit

(2) Intellectual property:
Mutually beneficial cross-licensing, effective utilization of the resources of the three companies, and an exchange of information about their respective methods for management of intellectual property

(3) Procurement:
Measures to achieve yet greater mutual cooperation in, among other things, the stable procurement of raw materials, materials and machinery

(4) Electricity, control and systems:
Joint research projects and sharing of spare equipments in the electrical and control areas, and mutual cooperation in the systems area including disaster and emergency response measures

(5) Environment and recycling:
Mutual cooperation in the fields of environment and recycling, aimed at promotion of measures against global warming and efficient recycling

(6) Joint use of Sumitomo Metals' cold-rolling and other facilities:
Tolling for Nippon Steel and Kobe Steel on Sumitomo Metals' pickling & cold rolling lines at Wakayama, in response to the current brisk demand for steel

4. Studies on Additional Cross-Purchase of Shares

Moreover, in order to carry out these cooperative measures with greater smoothness and efficiency, the three companies have decided to commence studies on the possibility of further cross-purchase of each other's shares. In addition, the three companies have also agreed to study measures, including such furtherance of cross-purchase of each other's shares, needed to respond effectively to changes taking place in the capital market.

In the future, the three companies intend to further expand and deepen these cooperative measures in pursuit of yet greater individual benefits.

- End -

For more information, please contact:

Nippon Steel Corporation
Public Relations Center
+81-3-3275-5022, 5103

Sumitomo Metal Industries, Ltd.
Public Relations Group, Public Relations and IR Dept.
+81-3-4416-6115

Kobe Steel, Ltd.:
Public Relations Group, Secretariat and Publicity Dept.
+81-3-5739-6010

(Attachment) Outline and Capital Formation of East Asia United Steel

1. Outline of East Asia United Steel Corporation (Holding company)

Head Office	Chuo-ku, Tokyo
President	Gashun Amaya
Assets (projected for March 2005)	approx. ¥30.4 billion

<Reference> Outline of Sumikin Iron & Steel Corporation (Operation company)

Head Office	Wakayama City, Wakayama Prefecture
President	Kazuo Tanakamaru
Business	Manufacture & sale of semi-finished steel products
Assets (projected for March 2005)	approx. ¥127 billion
Sales (projected for FY2004)	approx. ¥177 billion
Employees (projected for March 2005)	870

2. Capital Formation of East Asia United Steel Corporation

[At present]



Sumitomo Metals
China Steel
Sumitomo Corp.
[¥18.8 billion (62%)]
[¥10.0 billion (33%)]
[¥1.5 billion (5%)]
(Holding company)
East Asia United Steel (capital: ¥30.3 billion)
[100%]
(Operation company)
Sumikin Iron & Steel (capital: ¥30.3 billion)

[After capital subscriptions by Nippon Steel and Kobe Steel]



Sumitomo Metals
China Steel
Nippon Steel
Kobe Steel
Sumitomo Corp.
[¥18.8 billion (55%)]
[¥10.0 billion (29%)]
[¥3.4 billion (10%)]
[¥0.7 billion (2%)]
[¥1.5 billion (4%)]
(Holding company)
East Asia United Steel (capital: ¥34.4 billion)
[100%]
(Operation company)
Sumikin Iron & Steel (capital: ¥34.4 billion)

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